MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet

(Expressed in Canadian dollars)

As at,

	January 31, 2003	October 31, 2002
	[Unaudited]	[Audited]

Assets
Current assets:
Cash and cash equivalents	$1,139,084	$1,532,485
Deposits and other receivables	161,356	300,801
	1,300,440	1,833,286
Capital assets	125,978	152,746
Patents and trademarks	473,247	462,317
Royalty rights		-
	1,899,665	2,448,349

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	83,771	298,292

Shareholders' equity:
Share capital:
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
46,700,937 common shares (2002 - 46,700,937)	47,074,947	47,074,947
Contributed surplus	855,768	855,768
Deficit accumulated during the development stage	(46,114,821)	(45,780,658)
	1,815,894	2,150,057
Commitments and contingencies
	$1,899,665	$2,448,349

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

For the three month period ended January 31,

	2003	2002
	[unaudited]	[unaudited]
Revenue:
Interest and other income	$23,827	$21,737

Costs and expenses (income):
Administration	71,287	108,652
Professional fees	44,374	80,333
Wages and salaries	87,349	244,385
Research and development	154,044	877,692
Travel and entertainment	2,274	36,140
Amortization of patents and trademarks	13,926	-
Amortization of capital assets	28,032	71,457
Unrealized foreign exchange loss (gain)	(43,296)	63,527
	357,990	1,482,186

Net loss for the period	$(334,163)	$(1,460,449)

Deficit accumulated during the
development stage, beginning of period	(45,780,658)	(25,789,116)
Deficit accumulated during the
development stage, end of period	$(46,114,821)	$(27,249,565)

Loss per share - basic and diluted	$(0.01)	$(0.03)

Weighted average number of shares	46,700,937	45,935,348

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows

(Expressed in Canadian dollars)

For the three month period ended January 31,

	2003	2002
	[unaudited]	[unaudited]

Cash flows from operating activities:
Net loss for the period	$(334,163)	$(1,460,449)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents and trademarks	13,926	-
Amortization of capital assets	28,032	71,457
Change in non-cash working capital items,
Decrease (increase) in deposits and other receivables	139,445	(118,351)
Increase (decrease) in accounts payable and accrued liabilities	(214,521)	(178,310)
Net cash used in operating activities	(367,281)	(1,685,653)

Cash flows from investing activities:
Capital assets, net	(1,264)	(39,222)
Patents and trademarks	(24,856)	(17,797)
Net cash provided by (used in) investing activities	(26,120)	(57,019)

Increase (decrease) in cash and cash equivalents	(393,401)	(1,742,672)

Cash and cash equivalents, beginning of period	1,532,485	5,701,124

Cash and cash equivalents, end of period	$1,139,084	$3,958,452

Supplemental cash flow information:
Interest paid	-	-
Income taxes paid	-	-

Notes to the Consolidated Financial Statements of Micromem Technologies Inc. for the 3 month period ended January 31, 2003

1.  Going Concern:

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage.  It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies.  The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars.  The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002.  The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company’s year end audited consolidated financial statements of October 31, 2002.

The Company has determined that its functional currency has changed from United States dollars to Canadian dollars with the effective date of November 1, 2002.  Accordingly, these consolidated financial statements are presented in Canadian dollars.

MICROMEM TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of Micromem Technologies Inc. (the “Company”) during the quarter.  Certain statements under this caption constitute “forward-looking statements” which are subject to certain risks and uncertainties.  The Company’s actual results may differ significantly from the results discussed in such forward-looking statements.

During the period, the Company has determined that its functional currency has changed from United States dollars to Canadian dollars with the effective date of November 1, 2002.  Accordingly, the financial statements and the following discussion are presented in Canadian dollars.

Quarter ended January 31, 2003 (“1Q2003”) with comparatives for the quarter ended January 31, 2002 (“1Q2002”)

The Company had no operating revenue in either quarter, its only activities being the development of its memory technologies.  Its only income during 1Q2003 was $23,827 (1Q2002: $21,737) being principally the interest it earned on excess funds deployed in short-term deposits.

Costs and expenses decreased 76% to $357,990 during 1Q2003 from $1,482,186 during 1Q2002.The primary reason for the reduction in costs relates to the Company’s continuing efforts to reduce expenditures.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $154,044 during 1Q2003 compared to $877,692 in 1Q2002.  During the period, Micromem entered into an Infrastructure Agreement with the University of Toronto to fund the assembly of a facility for research and development and fabrication of Magnetic Memory.  Under the terms of the agreement, Micromem will contribute $360,000 of which, $120,000 has been paid in 1Q2003.

Professional fees decreased 45% to $44,374 in 1Q2003 from $80,333 in 1Q2002.  This has been achieved by bringing most of the accounting and legal work in-house and tight cost control over work carried out by external service providers.

Wages and salaries decreased 64% to $87,349 in 1Q2003 from $244,385 in 1Q2002 as a result of reduction of employee levels in fiscal 2002 and decrease of aggregate salaries paid to remaining employees.

Administration expenses decreased 34% to $71,287 in 1Q2003 from $108,652 in 1Q2002 reflecting the results of cost control measures implemented by the company’s management.

Micromem had a net loss of $334,163 for 1Q2003 or $0.01 per share, a decrease of 77% over the net loss of $1,460,449 for 1Q2002 or $0.03 per share.

Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem had approximately $1.14  million of cash available as of January 31, 2003.

Capital Resources

Micromem had no material commitments for capital expenditures as of January 31, 2003.  In March 2001, Micromem and Pageant International completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAM  technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997.  The total consideration payable in respect of the purchased assets is (U.S.)$50 million in the form of cash and shares.  Of this amount, (U.S.)$10 million was paid at closing through a cash payment of (U.S.)$2.0 million and the issuance by Micromem of 2,007,831 common shares valued at (U.S.)$3.98 per share.  The balance of (U.S.)$40 million will be payable in two equal amounts of (U.S.)$20 million each upon achievement of certain milestones provided that a minimum of 50% of each (U.S.)$20 million payment shall be in the form of shares of Micromem.

Risk Factors

The Company and the Company’s investors face a number of significant risks, which remain substantially unchanged from those described in Item III.D “ Risk Factors” of the Company’s 2002 Annual Report on Form 20-F under the Securities Exchange Act of 1934.

MICROMEM TECHNOLOGIES INC.

A DEVELOPMENT STAGE COMPANY

Consolidated Statement of Operations

(Expressed in United States Dollars)

For the three-month period ended January 31, (Unaudited)

	2002	2001

Other income	$13,671	$ 50,710

Expenses

Share compensation	-	542,284
Development expenses	551,984	329,466
Professional fees	50,522	190,248
Administration expenses	90,864	128,264
Wages & Salaries	152,622	123,165
Amortization	44,940	73,976
Investment written off	-	22,204
Unrealized (gain) loss on foreign exchange	6,371	3,631

Net Loss for the period	883,632	1,362,528

Net loss per share – basic & diluted	0.02	0.03

Weighted average shares	45,935,348	40,670,759

MICROMEM TECHNOLOGIES INC.

A DEVELOPMENT STAGE COMPANY

Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

For the three-month period ended January 31, (Unaudited)

	2002	2001

Cash flows from operating activities
Loss for the period	$(883,632)	$(1,362,528)
Adjustments to reconcile loss for the period
To net cash used in operating activities:
Amortization	44,940	73,976
Investment written off	-	22,204
Share compensation	-	542,284

Change in non-cash working capital items:
(Increase) decrease in deposits and
Other receivables	(74,775)	(90,228)
Increase (decrease) in accounts payable
and accrued liabilities	(112,045)	(62,103)

Net cash used in operating activities	(1,025,512)	(876,395)

Cash Flows from Investing Activities
Capital assets	(25,332)	(33,493)
Patents and Trademarks	(11,845)	(6,617)

Net cash used in investing activities	(37,177)	(40,110)

Cash Flows from Financing activities
Issue of Common shares for cash	-	4,221,364

Net cash provided by financing activities	-	4,221,364

Increase (decrease) in cash	(1,062,689)	3,304,859

Cash and cash equivalents, beginning of period	3,556,517	1,242,857

Cash and cash equivalents, end of period	2,493,828	4,547,716

Supplemental cash flow information:
Interest paid	$-	$-
Taxes paid	-	40,000

Supplemental schedule of non-cash investing activities:

On March 14, 2001, Micromem issued 2,007,831 shares to Estancia Limited (being the equivalent of (U.S.)$8 million) in respect of the closing of the asset purchase agreement entered into by Micromem and its subsidiary on December 9, 2000 with Estancia Limited and Richard Lienau for the purchase of all interests and royalties in respect of certain memory technology covered by U.S. Patent #5,295,097 and related patent applications and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997 among Estancia Limited, Richard Lienau and Pageant Technologies Inc.

Accounting Policies used to prepare the interim consolidated financial statements (Unaudited)

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001.  The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company’s year end audited consolidated financial statements of October 31, 2001.